United States
                       Securities and Exchange Commission
                              Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                              GRUBB & ELLIS COMPANY
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------

                         (Title of Class of Securities)

                                   40009-52-0
                                   ----------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                             Steven A. Seidman, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 7, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------                                          ------------------
CUSIP No. 40009-52-0                                          Page 3 of 10 Pages
--------------------                                          ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Investors, L.P.
            ID Number  13-3549187
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                0 (see Item 5(b) of this Schedule 13D)
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------                                          ------------------
CUSIP No. 40009-52-0                                          Page 4 of 10 Pages
--------------------                                          ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC)
            ID Number  13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                0 (see Item 5(b) of this Schedule 13D)
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------                                          ------------------
CUSIP No. 40009-52-0                                          Page 5 of 10 Pages
--------------------                                          ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
            ID Number  13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                0 (see Item 5(b) of this Schedule 13D)
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------                                          ------------------
CUSIP No. 40009-52-0                                          Page 6 of 10 Pages
--------------------                                          ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Investors Liquidating Trust
            ID Number  13-1085446
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                0 (see Item 5(b) of this Schedule 13D)
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 12 to Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P. ("WPI"), a Delaware limited partnership, Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg Pincus & C., LLC) ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg, Pincus Investors Liquidating Trust, a New York trust ("WPLT," and together with WPI, WP LLC and WP, the "Reporting Entities") relating to the common stock, par value $.01 per share ("Common Stock"), of Grubb & Ellis Company (the "Company") a Delaware corporation. Terms defined in the original Schedule 13D, as amended, shall have the same meaning when used herein. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

Item 2 of the Schedule 13D/A is hereby amended and restated as follows:

     This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg Pincus & Co., a New York general partnership ("WP"); (c) Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg Pincus & Co., LLC) ("WP LLC"), which manages WPI; and (d) Warburg, Pincus Investors Liquidating Trust, a New York trust ("WPLT"). WPI, WP, WP LLC and WPLT are hereinafter collectively referred to as the "Reporting Entities."

     On September 30, 2003, WPLT was formed for the principal purpose of liquidating certain assets, including shares of the Company's Common Stock held by WPI, which were transferred to WPLT by WPI. In addition to administering the liquidation of the assets in its trust fund, the principal business of WPLT is to collect and distribute such assets or the proceeds from the liquidation thereof to the partners of WPI. The principal business of WPI is that of a partnership engaged in making private equity and venture capital investments. The principal business of WP is acting as general partner of WPI and certain other private equity investment funds. The principal business of WP LLC is other private equity investment funds. The principal business of WP LLC is acting as manager of WPI and certain other private equity investment funds.

     WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. The members of WP LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, NY, 10017. Each of WPI, WP, WP LLC and WPLT (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and (ii) has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  Set forth below is the name, position and present principal occupation of each of the trustees of WPLT. Except as otherwise indicated, (i) the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, (ii) each of such persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, (iii) during the last five years, each of such persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and (iv) each of such persons is a citizen of the United States.

                                TRUSTEES OF WPLT
                                ----------------

                                      PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                       TO POSITION WITH WP LLC, AND POSITIONS

            NAME                            WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------
Charles R. Kaye                     Trustee of WPLT; Managing General Partner of
                                    WP; Co-President of WP LLC
----------------------------------- --------------------------------------------
Joseph P. Landy                     Trustee of WPLT; Managing General Partner of
                                    WP; Co-President of WP LLC
----------------------------------- --------------------------------------------
Scott A. Arenare                    Trustee of WPLT; Partner of WP; Member and
                                    Managing Director of WP LLC
----------------------------------- --------------------------------------------
Timothy J. Curt                     Trustee of WPLT; Partner of WP; Member and
                                    Managing Director of WP LLC
----------------------------------- --------------------------------------------

Item 5. Interest in Securities of the Issuer

     As of the date of this Amendment No. 12, the Reporting Entities shall be deemed to be the beneficial owners of 0 shares of Common Stock. This total reflects the Company's purchase on December 7, 2005 of 5,861,902 shares from WPI pursuant to the Agreement of Purchase and Sale of Stock, dated as of December 7, 2005 by and between the Company and WPLT, as successor to WPI (the "Purchase Agreement").

     The 0 shares of Common Stock held by the Reporting Entities represents 0.0% of the shares of the 15,117,604 shares of Common Stock outstanding as reported on the Company's quarterly report for the period ended September 30, 2005 on Form 10-Q.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Pursuant to the Purchase Agreement, the Company purchased from WPLT, as successor to WPI, 5,861,902 shares of Company's Common Stock.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Agreement of Purchase and Sale of Stock, dated as of December 7, 2005, by and between the Company and WPLT, as successor to WPI.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   WARBURG, PINCUS INVESTORS, L.P.

                                   By: Warburg Pincus & Co.
                                       General Partner

                                   By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                   Name:  Scott A. Arenare
                                   Title:  Partner


                                   WARBURG PINCUS LLC

                                   By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                   Name:  Scott A. Arenare
                                   Title:  Partner


                                   WARBURG PINCUS & CO.

                                   By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                   Name:  Scott A. Arenare
                                   Title:  Partner


                                   WARBURG, PINCUS INVESTORS LIQUIDATING TRUST

                                   By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                   Name:  Scott A. Arenare
                                   Title:  Partner



Dated:  December 7, 2005